Mail Stop 3561

	April 27, 2006

Mr. Mark Winstein
Winmark, Inc.
166 E. 3d Street, Suite 212
Moscow, Idaho  83843

      Re:	Winmark Inc.
      Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed on April 4, 2006
   File No. 333-131095

Dear Mr. Winstein:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments.  If    you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary page 7

The Offering, page 7
1. Please include the total amount of the offering.




Risk Factors, page 9
2. Please place the last full paragraph at page 11 under a subheading regarding forward-looking statements. Please delete the statement,
"We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events." We refer you to the undertakings required by Item 512 of Regulation S-K.

Use of Proceeds, page 12
3. Please fill in the blanks with the next filing.

Plan of Distribution, page 28
4. We note the statement on page 28 that "proceeds will be
refunded
promptly to subscribers in full, with interest ..."  Please
reconcile
this statement with the disclosure in the following sentence on page
28 that "[a]ll proceeds and securities will be deposited in a non-interest-bearing escrow account."
5. The second full paragraph states that the company intends to offer
the securities "in those jurisdictions where sales by such persons
[as Mr. Winstein] are permitted by law ...."  At page 29, however, the prospectus states that the company intends "to offer and sell this offering to accredited investors pursuant to exemptions from registration in the State of Idaho." Please modify the disclosure accordingly.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




	You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 or Thomas
Kluck, who reviewed your filing, at (202) 551-3233 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director


cc:	William D. O`Neal, Esq.
	Fax: (480) 816-9241











Mr. Mark Winstein
Winmark, Inc.
April 27, 2006
Page 1